Exhibit 99.1

Liberty Defense Announces Management Change

Experienced COO Appointed Interim CEO

Wilmington, MA, USA – October 13, 2026 - Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX), a leading technology provider of AI-based next generation detection solutions for concealed weapons and threats, today announced that Bill Frain is resigning as Chief Executive Officer and will step down effective October 31, 2026. Keith Teichmann, the Company’s current Chief Operating Officer, will assume the role of Interim Chief Executive Officer.

Bill will also step down from the board of directors, effective today, but is staying with the company through the end of this month to support an orderly transition and ensure continuity across the organization.

“Leading Liberty Defense has been a meaningful experience, and I am proud of the progress the team has made in advancing the Company’s business with HEXWAVE installations in over 20 sites including some of the largest airports in the country,” said Bill Frain, CEO Liberty Defense. “Keith brings strong operational experience, proven leadership, and a clear understanding of our business and priorities. The board and I are confident in his ability to align the team, strengthen execution, and drive future growth at Liberty Defense.”

Keith Teichmann is an experienced executive with a strong international background in product development & management, engineering & technical sales, and software & cloud design. He has led engineering and commercial teams at both Fortune 500 enterprises and startups. Prior to joining Liberty, Keith served as Chief Technology Officer and Chief Product Officer at EdgeEnergy and as Chief Technology Officer at Delta Energy & Communications, two early-stage companies where he led product development, patent strategy, manufacturing, and commercialization initiatives. Earlier in his career, he held senior leadership positions at Xylem Inc. and ITT Corporation, managing international product teams, multi-hundred-million-dollar product portfolios, and global innovation initiatives. Keith holds master’s degrees in Management from Purdue University and Mechanical Engineering from Rensselaer Polytechnic Institute, as well as a bachelor’s degree in Mechanical Engineering from Purdue University.

“On behalf of the board of directors, I would like to thank Bill for his leadership and contributions to Liberty Defense and for his commitment to supporting a smooth transition”, said John Percival, Chairman of the Board. “We are pleased to have Keith Teichmann step into the role of Interim CEO, bringing his deep operational knowledge and leadership experience to guide the Company through its next phase of growth and execution.”

The Company continues to see significant opportunities for business expansion in the weapons detection market through its HEXWAVE scanner and TSA supported HD-AIT scanner technology. Recent business wins in the aviation, local government, and distribution markets speak to the need and demand for Liberty’s technology.

On Behalf of Liberty Defense

Bill Frain

CEO & Director

About Liberty Defense

Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX) provides multi-technology security solutions for concealed weapons detection in high volume foot traffic areas and locations requiring enhanced security in public places. Liberty’s HEXWAVE product, for which the company has secured an exclusive license from Massachusetts Institute of Technology (MIT), as well as a technology transfer agreement for patents related to active 3D radar imaging technology, provides discrete, modular, and scalable protection to provide layered, stand-off detection capability of metallic and non-metallic weapons. Liberty has also recently licensed the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies as part of its technology portfolio. Liberty is committed to protecting communities and preserving peace of mind through superior security detection solutions. Learn more: LibertyDefense.com

FORWARD-LOOKING STATEMENTS

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Liberty believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because Liberty can give no assurance that such statements will prove to be correct. Such statements and information reflect the current view of Liberty.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Liberty’s actual results to differ materially from those indicated or implied by forward-looking statements and information, including those appearing in Liberty’s public filings. Such factors include, among others: currency fluctuations; limited business history of Liberty; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; general development, market and industry conditions; and other factors described in Liberty’s public filings. Liberty undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Liberty cautions that the foregoing list of material factors is not exhaustive. When relying on Liberty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Liberty has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Liberty as of the date of this press release and, accordingly, are subject to change after such date. Liberty does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA